UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2018

Commission File Number: 001-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 19, 2018, the Company entered into Amendment No. 1 to an Equity Distribution Agreement dated March 30, 2018 (the “Distribution Agreement”), between the Pyxis Tankers Inc. (the “Company”) and Noble Capital Markets, Inc. (the “Sales Agent”). Under the terms of the Distribution Agreement, the Company may, from time to time, issue and sell shares of its common stock, par value $0.001 per share (the “Common Stock”), up to an aggregate offering of $3,675,000, through the Sales Agent as either agent or principal.

Sales of the Common Stock, if any, may be made in sales that are deemed to be “at-the-market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on or through the NASDAQ Capital Market or another market for the Common Stock, sales made to or through a market maker other than on an exchange, or as otherwise agreed with the Sales Agent. The Sales Agent also may sell the Common Stock in negotiated transactions subject to the Company’s prior approval.

The Sales Agent will receive a commission of 2.75% of the gross sales price for any shares of Common Stock sold through it as the Sales Agent under the Distribution Agreement and for Common Stock sold pursuant to privately negotiated transactions, the Company will pay the Sales Agent a commission at a rate agreed by the parties at the time of such transaction. The Company has no obligation to sell any of the Common Stock under the Distribution Agreement and may at any time suspend solicitations and offers under the Distribution Agreement.

The Company intends to use the net proceeds, if any, from the sale of the Common Stock pursuant to the Distribution Agreement for general corporate purposes, which may include the repayment of existing indebtedness and working capital.

The Common Stock will be offered and sold pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-222848) filed with the SEC on February 2, 2018. The Company filed a prospectus supplement, dated November 19, 2018, to the prospectus, dated February 13, 2018, with the SEC in connection with the offer and sale of the Common Stock.

The foregoing description of the Distribution Agreement is qualified in its entirety by reference to the Distribution Agreement, a copy of which is filed as Exhibit 1.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Also, attached as Exhibit 5.1 to this Current Report on Form 6-K is a legal opinion letter issued by Seward & Kissel LLP in connection with the Distribution Agreeement.

Exhibit Index

Exhibit Number	Document

1.1	Amendment No.1 to the Equity Distribution Agreement, dated March 30, 2018, between the Company and Noble Capital Markets, Inc.
5.1	Opinion of Seward & Kissel LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: November 20, 2018